# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Shoulder Innovations, Inc., CIK 0001699350
CUSIP: 82537J108
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 1535 Steele Avenue SW, Suite B, Grand Rapids, Michigan (MI), 49507
Date of event which requires filing of this statement: 08/05/2026
Filed by CIK 0001420106
Persons authorized to receive notices and communications: Gilde Healthcare Holding B.V., Stadsplateau 36, Utrecht P7, Netherlands (P7), 3521 AZ, 31 30 219 2565

## Reporting persons
- Gilde Healthcare Holding B.V. (CIK 0001420106): type of reporting person: other (OO); citizenship or place of organization: Netherlands (P7); source of funds: working capital (WC); sole voting power 0; shared voting power 2,212,207; sole dispositive power 0; shared dispositive power 2,212,207; aggregate amount beneficially owned 2,212,207 (10.7% of the class)
- Gilde Healthcare V Management B.V.: type of reporting person: other (OO); citizenship or place of organization: Netherlands (P7); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,212,207; sole dispositive power 0; shared dispositive power 2,212,207; aggregate amount beneficially owned 2,212,207 (10.7% of the class)
- Cooperatieve Gilde Healthcare V U.A.: type of reporting person: other (OO); citizenship or place of organization: Netherlands (P7); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,212,207; sole dispositive power 0; shared dispositive power 2,212,207; aggregate amount beneficially owned 2,212,207 (10.7% of the class)
- Manapouri B.V.: type of reporting person: other (OO); citizenship or place of organization: Netherlands (P7); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,212,207; sole dispositive power 0; shared dispositive power 2,212,207; aggregate amount beneficially owned 2,212,207 (10.7% of the class)
- Martemanshurk B.V.: type of reporting person: other (OO); citizenship or place of organization: Netherlands (P7); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,212,207; sole dispositive power 0; shared dispositive power 2,212,207; aggregate amount beneficially owned 2,212,207 (10.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: Shoulder Innovations, Inc.
Address of issuer's principal executive offices: 1535 Steele Avenue SW, Suite B, Grand Rapids, Michigan (MI), 49507
Comment: This Amendment No. 1 to Schedule 13D ("Amendment No. 1") amends and supplements the Schedule 13D filed on August 5, 2025 (as amended, the "Schedule 13D") relating to the Common stock, par value $0.001 per share (the "Common Stock"), of Shoulder Innovations, Inc. Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 1. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

According to the Issuer's Quarterly Report on Form 10-K filed with the Securities and Exchange Commission on May 13, 2026, as of May 6, 2026, there were 20,738,226 shares of the Issuer's Common Stock outstanding.

Gilde Healthcare is the record holder of an aggregate of 2,212,207 shares of Common Stock, which represents beneficial ownership of approximately 10.7% of the outstanding shares of Common Stock.

GHCVM, as the manager of Gilde Healthcare, has the power to vote and dispose of securities held by Gilde Healthcare and may be deemed to beneficially own the securities held of record by Gilde Healthcare. GHCVM is owned by GHH. The managing partners of GHH are Manapouri B.V. and Martemanshurk B.V.

As a result, each of the Reporting Persons may beneficially own an aggregate of 2,212,207 shares of Common Stock, or approximately 10.7% of the outstanding Common Stock.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and supplemented by adding the following:

The following transactions were effected by the Reporting Persons during the past 60 days.

On July 30, 2026, 28,245 shares of Common Stock were sold at a weighted average price per share of $23.36, in multiple trades ranging from $23.00 to $23.73 per share.

On July 31, 2026, 20,034 shares of Common Stock were sold at a weighted average price per share of $22.73, in multiple trades ranging from $22.60 to $23.00 per share.

On August 3, 2026, 10,751 shares of Common Stock were sold at a weighted average price per share of $22.71, in multiple trades ranging from $22.60 to $23.05 per share.

On August 4, 2026, 99,812 shares of Common Stock were sold at a weighted average price per share of $22.77, in multiple trades ranging from $22.60 to $23.04 per share.

On August 5, 2026, 7,338 shares of Common Stock were sold at a weighted average price per share of $22.64, in multiple trades ranging from $22.60 to $23.00 per share.

On August 6, 2026, 2,095 shares of Common Stock were sold at a price of $22.60 per share.

## Signatures
- Gilde Healthcare Holding B.V.: /s/ Edwin de Graaf, Edwin de Graaf/Managing Director (08/07/2026)
- Gilde Healthcare V Management B.V.: /s/ Edwin de Graaf, Edwin de Graaf/Managing Director (08/07/2026)
- Cooperatieve Gilde Healthcare V U.A.: /s/ Edwin de Graaf, Edwin de Graaf/Managing Director of Gilde Healthcare V Management B.V., as Manager of Cooperatieve Gilde Healthcare V U.A. (08/07/2026)
- Manapouri B.V.: /s/ Edwin de Graaf, Edwin de Graaf/Managing Director (08/07/2026)
- Martemanshurk B.V.: /s/ Pieter van der Meer, Pieter van der Meer/Managing Director (08/07/2026)